Delisting Determination,The Nasdaq Stock Market, LLC,
April 22, 2009, QSound Labs, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of QSound Labs, Inc.
(the Company), effective at the opening of the trading session on May 4, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
5550(b). (Rule 5550(b) was enumerated as Marketplace Rule
4310(c)(3) at the time of the determination.) The Company was notified of the Staffs determination on March 25, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on April 3, 2009.